EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The chart below lists all current subsidiaries of Greenhill & Co., Inc.

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION

GCP Managing Partner, L.P.	Delaware

Greenhill & Co., LLC	New York

Greenhill Aviation Co., LLC	New York

Greenhill Capital Partners, LLC	Delaware

Greenhill & Co. Europe Limited	England and Wales

Greenhill & Co. International LLP	England and Wales

Greenhill & Co. Cayman Limited	Cayman Islands, B.W.I.

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